UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Flitways Technology Inc

_________________________________

(Name of Issuer)

Common Shares

____________________________________

(Title of Class of Securities)

______________________________

(CUSIP Number)

Daniel Sobolowski

111 Moorings Dr

Lantana, FL

33462

1 561 931 0578

_______________________________________________

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 21, 2019

________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Flitways Technology, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
Own funds Savings Earnings

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6. Citizenship or Place of Organization
Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,300,000,000

8. Shared Voting Power

9. Sole Dispositive Power

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,300,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13. Percent of Class Represented by Amount in Row (11)

14. Type of Reporting Person

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ITEM 1. SECURITY AND ISSUER

1,300,000,000 shares of common stock representing approximately 55% of the current outstanding shares.

Siesta Vacations Inc. c/o Craig Siegel

6537 Sabal Dr.

Sarasota, FL 34241

ITEM 2. IDENTITY AND BACKGROUND

Siesta Vacations Inc. c/o Craig Siegel

6537 Sabal Dr.

Sarasota, FL 34241

US Citizen US Corporation

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

$700,000.00 Seven Hundred Thousand Dollars Non Encumbered Funds

ITEM 4. PURPOSE OF TRANSACTION

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Not Applicable

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

To facilitate a merger with an airline fractional ownership management company.

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(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

A wrap around purchase and sale of a Challenger Jet with 40% of net profits payable to Siesta Vacations 12 months post closing.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Yes plans are to change entire board of directors and management of the issuer, post complete corporate turn around

(e) Any material change in the present capitalization or dividend policy of the issuer;

The issuer just completed recapitalization with the State of Nevada to 6.5 billion shares. The issuer has placed in reserve about 4 billion shares to accommodate new incoming investors and the fulfillment of the previously filed Regulation D offering and other financing arrangements

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

No

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

No

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

No

(j) Any action similar to any of those enumerated above.

No

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

1,300,000,000 shares of common stock representing approximately 55% of the current outstanding shares.

Siesta Vacations Inc. c/o Craig Siegel

6537 Sabal Dr.

Sarasota, FL 34241

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

1,300,000,000 shares of common stock representing approximately 55% of the current outstanding shares

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

None

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

In exchange for the 1,300,000,000 shares payable to the beneficiary the issuer agreed to a wrap around purchase and sale of a certain Challenger Jet with 40% of net profits payable to Siesta Vacations in 12 months post closing., for the past 12 months operations. The wrap around agreement calls for another investor (preferred shareholder) to invest upwards of $500,000 in the project and pay the required 2020 FAA improvements and compliance matters ADS-B technology, approximately $130,000 This will certify the aircraft for further 5 years or 1680 flying hours. There is approximately $159,000 currently due to the aircraft mechanics shop, which will all be settled from the escrow funds. These funds have been or already in process of being paid into escrow. The balance of the funds (post jet repairs rehabilitation and FAA compliance) are to do a share swap arrangement with an operating jet management and jet leasing company which will allow the issuer to tap into a lucrative marketing leasing jet sales and logistics type of firm with exclusive use to this jet for its clients and patrons. The shareholders cost base is approximately 0.001

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Logistics Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_______________________

Date

_______________________

Signature

_______________________

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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EXHIBIT A

PURCHASE OF NAME, LOGO AND OTHER ASSETS

This Purchase of Name, Logo and Other Assets Agreement (the “Agreement”) is effective November 1, 2019

BETWEEN:	Magellan One Inc (the "Vendor"), a company organized and existing under the laws of the [State/ of [Delaware], with its head office located at:

113 Barksdale Professional Center, Newark, DE 19711

AND:	[Flitways Technology FTWS (the "Purchaser"), a company organized and existing under the laws of the [State/Province] of [STATE/PROVINCE], with its head office located at:

111 Moorings Dr. Lantana FL, 33462

WHEREAS the Vendor is the owner of the name, logo and other assets of Magellan One (“the Assets”);

WHEREAS the Purchaser desires to purchase and the Vendor desires to sell said Assets;

NOW THEREFORE, IT IS AGREED AS FOLLOWS:

1.	All rights to the Assets are owned by the Vendor and that no other person has any right to use the Assets or any variation of it. [FTWS (“the Purchaser”) wishes to purchase all rights, title and interest of the Vendor in and to the Assets and its ongoing use for the Purchaser’s sole use, enjoyment and benefit. The Vendor shall concurrently amend its corporate documents and sign and file all pertinent documents which may be required to change its name and logo so that it no longer includes any component of the Name and to irrevocably assign all right, title and interest in and to the Assets and its use, benefit and enjoyment to the Purchaser.

2.	The Vendor will also deliver to the Purchaser, without retaining any copies thereof, whether in written, electronic or other form, the customer list of the Vendor, which shall include, at a minimum, the name, address and credit rating of each of the current customers of the Vendor, as well as all former customers of the Vendor for the past [ ] 5 years.

3.	All the SUPPLIES, EQUIPMENT, OFFICE FURNITURE AND EQUIPMENT, COMPUTER HARDWARE, SOFTWARE, SIGNS, ETC] currently in the Vendor’s possession (collectively, the “Inventory”) are owned by the Vendor free and clear of all rights of third parties, including without limitation all hypothecs, mortgages, pledges, security interests, title retention agreements or other encumbrances (collectively, “Liens”), and that the Inventory is in good condition and working order, save and except for any normal wear and tear in light of its age. The Vendor shall sell, assign and transfer the Inventory to the Purchaser free and clear of any Liens and in such condition. The Vendor shall not sell or otherwise dispose of any Inventory to any person other than the Purchaser or its nominee(s) following the execution by the Vendor of this Letter of Intent.

A-1

4.	The Purchaser will also assume the Vendor’s Jet leases as well as the Vendor’s lease for the telephone system, and the Vendor will assign all its current telephone and fax numbers t

5.	The Vendor shall provide the Purchaser with a list of all current employees of the Vendor, including the name, address, position, years of service, current salary and benefits for each employee (the “Employees”). The Purchaser shall have the right but not the obligation to offer employment to each of the Employees on such terms and conditions as the Purchaser shall negotiate with them. The Vendor shall be solely responsible for any labor-related obligations or liabilities (including without limitation severance pay) to any of the Employees to whom the Purchaser does not choose to offer employment or who refuse such offer of employment.

6.	The total consideration for the transaction shall be the amount of $225,000, to be paid as to by the Purchaser to the Vendor at the closing of this transaction by cash or certified check and as to the balance of [nil upon the expiry of a period following the closing,

7.	Until the closing of the transaction contemplated herein, which shall not take prior to Devember 4 2019 or the earlier termination of this Letter of Intent, the Vendor hereby undertakes to provide to the Purchaser, its management and their respective representatives, access to the minute books of the Vendor, the audited financial statements of the Vendor for the [12 month period ended on, its unaudited financial statements fo and such corporate financial information and other information of any nature whatsoever relating to the Vendor, as the Purchaser may reasonably require so as to conduct its review of the business of the Vendor. The Purchaser and its management shall keep confidential any information obtained in connection with this transaction, unless such information has been obtained by the Purchaser or its management, as the case may be, from a third party or is otherwise generally available to the public. If the transaction contemplated herein is not completed, the Purchaser shall return to the Vendor any records or other documents or copies thereof which it may have obtained from the Vendor in connection with its review of the conditions and the business of the Vendor.

8.	In the event that the Purchaser declares itself, in its sole and unfettered discretion, satisfied with the results of its due diligence enquiries, the Purchaser shall proceed in good faith to the negotiation of one or more definitive agreements giving effect to the transaction, which agreements shall contain the representations and warranties, covenants, undertakings and closing conditions usually found in asset purchase agreements.

9.	For good and valuable consideration, whereof quit, the Vendor hereby undertakes that, from the date of its acceptance of this Letter of Intent until December 4 2019 inclusively, it shall not, and shall use its best efforts to ensure that none of the shareholders, officers, directors or employees of the Vendor, will, directly or indirectly, solicit, initiate or participate in discussions or negotiations with any person or corporation other than the Purchaser concerning the merger, consolidation, sale, liquidation or similar transaction involving the shares and/or the assets of the Vendor. During such exclusivity period, the Vendor shall conduct its business in the ordinary course without any material changes in its operations.

10.	If the transaction contemplated herein has not taken place by or before Dec 4 2019 then this Letter of Intent shall be deemed null and void from the date of expiration of such period.

11.	Prior to the parties entering into a definitive agreement to give effect to the transaction contemplated herein, all parties to this agreement shall use their best efforts to retain the confidentiality of these negotiations and the proposed transaction.

12.	Each of the parties will bear its own costs and expenses in connection with the proposed transaction, including without limitation, fees for their respective legal counsel, brokers, accountants and other professional advisers.

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13.	This Letter of Intent shall be governed and interpreted in accordance with the laws of the State of Delaware

14.	No agreement in connection with the proposed transaction shall be binding upon the parties unless it has been formally approved by its Board of Directors.

IN WITNESS WHEREOF, each party to this agreement has caused it to be executed at [West Palm Beach Florida on the date indicated above.

VENDOR	PURCHASER

Authorized Signature	Authorized Signature

Print Name and Title	Print Name and Title

A-3

EXHIBIT B

CONFIDENTIAL CONTRACT FOR LOGISTICS SERVICES

This Confidential Contract for Logistic Services (the “Agreement”) is effective [DATE],

BETWEEN:	[LOGISTIC SERVICE PROVIDER] (the "Logistic Service Provider"), a company organized and existing under the laws of the [State/Province] of [STATE/PROVINCE], with its head office located at:

[YOUR COMPLETE ADDRESS]

AND:	[Flitways Technology FTWS (the "Company"), a company organized and existing under the laws of the [State/Province] of [STATE/PROVINCE], with its head office located at:

111 Moorings Dr. Lantana FL, 33462

RECITALS:

WHEREAS, [COMPANY NAME] imports goods from overseas and has need of a Logistics Service Provider to help manage and coordinate the importing process; and

WHEREAS, Logistics Service Provider has expertise and experience in providing these services; and

WHEREAS, [COMPANY NAME] wishes to utilize Logistics Service Provider’s services in connection with the importation of [COMPANY NAME]’s goods;

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the [COMPANY NAME] agree as follows:

1.	RECITALS

The recitals set forth above are integral to and made a part of this Agreement by reference.

2.	TERM

This Agreement shall remain in force from the date first set forth above for a period of [NUMBER] year(s) and shall be automatically renewed thereafter on a year-by-year basis. This term shall always be subject to the termination provisions set forth herein.

B-1

3.	APPOINTMENT OF LOGISTICS SERVICE PROVIDER

(a)	[COMPANY NAME] agrees to employ Logistics Service Provider to perform the services set forth herein and Logistics Service Provider agrees to perform these services. The scope of this employment will be as follows:

[Describe scope of the agreement in geographical terms; e.g., “From [COUNTRY] to [COUNTRY]”]

These services will encompass all modes of transportation.

(b)	This is a non-exclusive agreement. Logistics Service Provider is free to perform services for other shippers and [COMPANY NAME] is free to employ other providers to perform services covered by this Agreement.

Notwithstanding the foregoing, Logistics Service Provider shall not provide like services for direct competitors of [COMPANY NAME] in same geographic scope as described in Section 3 (a).

4.	LOGISTICS SERVICES

Logistics Service Provider shall have the following responsibilities:

(a)	Receipt, management, and transmission of [COMPANY NAME] shipping data;

(b)	Management of [COMPANY NAME]’s import program on a Purchase Order basis;

(c)	Management of [COMPANY NAME] vendors;

(d)	Receiving, booking, routing and dispatch of [COMPANY NAME]’s cargo;

(e)	Warehousing, cargo consolidation and LCL services;

(f)	Preparation and management of shipping documentation, including documentation necessary to effect importation into the destination countries and release of cargo;

(g)	Preparation of reports to [COMPANY NAME];

(h)	Coordination with other [COMPANY NAME] service providers in the importation process; and

(i)	Such other tasks as may be reasonably necessary to effectuate the safe, expeditious, and efficient flow of [COMPANY NAME]’s import goods and related documentation.

The specific tasks encompassed by these services shall be set forth in the Standard Operating Procedures (“SOP”) for this Agreement, which are attached hereto as Exhibit A [Note: Exhibit A already used for [COMPANY NAME] affiliate listings] and made a part hereof by reference, and/or in written instructions from [COMPANY NAME]. Logistics Service Provider agrees to perform all tasks reasonably related to the services set forth above.

B-2

5.	AGREEMENT ADMINISTRATION

(a)	Account Management. Logistics Service Provider shall designate a senior level executive to be the Account Manager responsible for overseeing [COMPANY NAME]’s account. The Account Manager must have the authority to make decisions concerning all elements of [COMPANY NAME]’s account.

Other responsibilities of the Account Manager will include: (i) working with [COMPANY NAME] to establish a strategic relationship; (ii) overseeing coordination of all of Logistics Service Provider’s activities relating to [COMPANY NAME]’s account; (iii) insuring that all service requirements of this Agreement are performed satisfactorily. The Account Manager will meet with [COMPANY NAME]’s management on a regular basis to discuss Logistics Service Provider’s performance and service levels.

(b)	Procedures and Metrics. Logistics Service Provider and [COMPANY NAME] shall cooperate in developing and continually improving the SOP for activities under this Agreement. Logistics Service Provider and [COMPANY NAME] shall also agree on performance levels and service quality criteria (“Service Standards”) to measure and evaluate Logistics Service Provider’s services under this Agreement. These Service Standards shall be made a part of the SOP in Exhibit A [Note: Exhibit A already used for [COMPANY NAME] affiliate listings]. Logistics Service Provider will provide reports in a format and at intervals determined by [COMPANY NAME] measuring its performance under the Service Standards. [Note: We have not reviewed SOPs or Service Standards]

6.	COMPENSATION AND PAYMENT

(a)	[COMPANY NAME] agrees to pay to Logistics Service Provider the rates and charges set forth in Exhibit B, attached hereto and incorporated herein by reference, as full and complete compensation for the services to be provided hereunder. Such rates may be amended or changed only with the mutual written agreement of both parties.

(b)	Logistics Service Provider shall invoice [COMPANY NAME] within two to five business days of the end of each week for all compensable services performed during that week. Invoices shall be in the form attached to this Agreement as Exhibit C. Payment of each invoice shall be made by [COMPANY NAME] within [NUMBER] days following receipt. Logistics Service Provider agrees that no penalties or interest will be assessed to [NUMBER] days for past due amounts.

7.	INDEPENDENT CONTRACTOR

Logistics Service Provider is an independent contractor and shall have sole and exclusive control over the manner in which it, its employees and agents perform the services to be provided under this Agreement. Logistics Service Provider shall have the right to engage and employ such individuals and agents as may be necessary in connection with the services to be provided under this Agreement, provided that such individuals and agents shall be subject to control, contractual or otherwise, solely and exclusively by Logistics Service Provider.

B-3

8.	LIABILITY

(a)	Logistics Service Provider agrees that it will be fully responsible, without limitation, for any loss or damage to [COMPANY NAME]’s cargo while such cargo is in the possession or control of Logistics Service Provider. Logistics Service Provider’s liability shall be for the cost of the cargo plus any expenses incurred by [COMPANY NAME] pertaining to the cargo to the time of the loss or damage including, without limitation, duties, transportation charges, forwarding and brokerage fees, etc. This provision shall not limit or detract from [COMPANY NAME]’s right to assert claims against other parties for the same damages including, without limitation, the ocean carrier under whose through bill of lading the cargo is carried.

(b)	Logistics Service Provider agrees that it will also be liable, without limitation, for any direct extra expenses incurred by [COMPANY NAME] arising from Logistics Service Provider’s failure to discharge its obligations and responsibilities under this Agreement.

(c)	[COMPANY NAME] shall have (i) twelve months from the date of delivery, or (ii) a reasonable time if the goods are not delivered, in which to file a claim with Logistics Service Provider. If the amount or extent of the claim cannot reasonably be determined within the [NUMBER] month period, the time for filing the claim shall automatically be extended for an additional [NUMBER] months.

(d)	All claims shall be paid, settled, or disallowed by Logistics Service Provider within [NUMBER] days of filing. If no response is received within this time, [COMPANY NAME] will assume the claim has been allowed and deduct the amount claimed from the next payment(s) of Logistic Service Provider invoices. Whenever Logistics Service Provider disallows a claim by [COMPANY NAME], it shall provide a lawful reason for doing so, which shall be stated in writing by Logistics Service Provider itself, not its insurer. [COMPANY NAME] shall have [NUMBER] years and [NUMBER] day from the date of Logistic Service Provider’s response to its claim in which to file suit against Logistic Service Provider for loss or damages arising from such claim.

(e)	Logistics Service Provider shall indemnify, defend and hold harmless [COMPANY NAME], its officers, employees, agents, representatives and affiliates from and against any and all liability, loss, damages, claims, suits, costs or expenses, including reasonable attorneys’ fees, asserted against [COMPANY NAME] based upon, arising out of or in connection with (i) any acts or omissions by Logistics Service Provider or its agents, sub-agents, representatives or employees, (ii) any breach or non-fulfillment of any representation, warranty or covenant of Logistics Service Provider provided herein, or (iii) any claim, losses, damages, costs, or expenses asserted against [COMPANY NAME] by Logistics Service Provider, its employees, agents or any other person for any injury (including sickness, disease or death) or claim or injury to property arising out of or in connection with the performance of this Agreement.

(f)	No salvage of any kind or nature shall be sold or offered for sale or in any other way disposed of to any third party without the prior written consent of [COMPANY NAME]. All salvage receipts shall be payable to [COMPANY NAME] and credited against [COMPANY NAME]’s claim against Logistics Service Provider.

Unless [COMPANY NAME] directs otherwise, all freight subject to salvage shall be returned to [COMPANY NAME], at Logistics Service Provider’s sole cost and expense, for salvage and appropriate credit. [COMPANY NAME] may determine, within its sole discretion, subject to a reasonableness standard, whether the goods may be salvaged, and if salvageable, the value of such salvage. Such decision will be consistent with all applicable federal and provincial regulations.

(g)	Logistics Service Provider’s responsibilities and liabilities set forth above shall not be limited in any manner whatsoever by any terms incorporated by reference into this Agreement or contained in documentation issued by Logistics Service Provider.

(h)	Indemnity. Logistics Service Provider shall at all times (both during and after the term hereof) indemnify, defend and hold harmless [COMPANY NAME], its agents and employees against and from any and all claims, losses, damages, costs, penalties, fines, legal fees and all other expenses relating to, arising out of or connected with Logistics Service Provider’s services and/or acts or omissions of Logistics Service Provider, its employees or agents, of every nature or character (including, but without limitations, claims for personal injury, death and damage to property, clean-up costs from commodity spills and damage to the environment) asserted against [COMPANY NAME] (a) by any agent or employee of Logistics Service Provider or (b) by any other person.

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9.	RECEIPTS

Each incident of transportation of property under this Agreement shall be evidenced by a written receipt in a form and manner approved by [COMPANY NAME]. To the extent any term or condition of any receipt conflicts in any way with any term or condition of this Agreement, this Agreement shall take precedence and prevail.

11.	INSURANCE

(a)	Logistics Service Provider shall at all times during the term of this Agreement and any period during which Logistics Service Provider provides services pursuant to Section 22 hereof following termination of this Agreement, at its own expense, have and maintain in full force and effect, Comprehensive General Liability and Cargo Damage Insurance with reliable insurance companies acceptable to [COMPANY NAME], and in the following amounts, which amounts may be subsequently modified by [COMPANY NAME] upon [NUMBER] days written notice: [AMOUNT] Comprehensive General Liability; [AMOUNT] Cargo Damage. (Note: Are these sufficient amounts in [CURRENCY])

(b)	[COMPANY NAME] shall be named as an “Additional Insured” on the Comprehensive General Liability and Cargo Damage policies, which shall provide that:

1.	Such insurance shall be primary with respect to all insured’s; and

2.	Such insurance shall be applicable separately to each insured and shall cover claims, suits, actions or proceedings by each insured against any other insured.

[COMPANY NAME] shall be named “Loss Payee” on the Cargo Liability policy.

(c)	The policy or certificate of insurance evidencing such insurance shall contain a clause that the insurer will not cancel or change coverage of the insurance without first giving [COMPANY NAME] [NUMBER] days prior written notice, and that the Insurer will be liable to [COMPANY NAME] for any and all damages resulting from Insurer’s failure to give such notice.

12.	NO LIEN

Logistics Service Provider shall have no lien on any shipment or portion thereof for which it provides services under this Agreement or on any documentation relating thereto.

13.	GOVERNING LAW / DISPUTE RESOLUTION

It is the intention of the [COMPANY NAME] parties that the provisions of this Agreement shall be construed and enforced according to the laws of the [State/Proving] of [STATE/PROVINCE], without regard to its conflict of law rules. All controversies and claims arising hereunder, and all actions and proceedings, shall be brought to a court of [STATE/PROVINCE] of general jurisdiction or the Federal court of [COUNTRY] sitting in the city of [CITY] and both parties consent to the venue and jurisdiction of the courts of that city. Nothing in this Agreement limits the [COMPANY NAME]’s right to seek provisional injunctive relief in the appropriate jurisdiction.

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14.	RECORDS; AUDIT

(a)	Logistics Service Provider shall keep records hereunder according to reasonable procedures established by [COMPANY NAME] and communicated to Logistics Service Provider from time to time. Logistics Service Provider shall promptly furnish to [COMPANY NAME] copies of all records kept hereunder upon request.

(b)	[COMPANY NAME], its auditors or other authorized representatives or employees shall, at all reasonable times and upon reasonable notice, be afforded access to, and shall have the right to inspect and audit, all of Logistics Service Provider’s books and records relating to the performance of this Agreement to the extent reasonably necessary to assure that Logistics Service Provider is complying with the terms of this Agreement.

(c)	Logistics Service Provider shall preserve all records relating to this Agreement, including, without limitation, licenses, permits, evidences of authority issued by governmental bodies, memoranda and correspondence, for the period of time specified by [COMPANY NAME], or as required by law, whichever is greater.

(d)	[COMPANY NAME] shall have the right to obtain assurances from Logistics Service Provider at any time concerning Logistics Service Provider’s financial and economic condition and shall have the right to review Logistics Service Provider’s financial statements (balance sheet, income statement and any other relevant statements or information) on an annual basis.

15.	ENVIRONMENTAL POLICY

[COMPANY NAME] is committed to the goal of continuously improving its environmental impact while maintaining the highest customer service, best product selection and quality, at the lowest possible cost. [COMPANY NAME] and Logistics Service Provider hereby commit to improving environmental quality by working closely with each other to identify opportunities and promote practices that benefit the environment.

16.	COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS

Logistics Service Provider shall comply with all applicable federal, and provincial/state laws, regulations, policies and practices as well as the regulations of any other country in which it performs services under this Agreement. In particular, and without detracting from the generality of the foregoing, Logistics Service Provider shall be knowledgeable about, and fully in compliance with, any legal requirements pertaining to the transportation of hazardous materials, dangerous goods, or overweight containers.

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17.	PROHIBITED PAYMENTS

Logistics Service Provider and any related entity (collectively “Logistics Service Provider”) rendering services to [COMPANY NAME] and its subsidiaries and affiliates (collectively, (“[COMPANY NAME]”) makes the following representations, warranties, covenants, agreements and undertakings, and accepts the following conditions:

(a)	Logistics Service Provider shall comply with all laws of the countries in which services are rendered to [COMPANY NAME].

Foreign Corrupt Practices Act (“FCPA”), the [COUNTRY] Corruption of Foreign Public Officials Act and any amendments thereto which will be supplied to Logistics Service Provider upon request. Logistics Service Provider must comply with the highest standard or requirement set by the laws of [COUNTRY] or policy in any country.

(b)	Logistics Service Provider, in rendering services under this Agreement, has not and will not pay, offer, or promise to pay, or authorize the payment, directly or indirectly, through third persons or otherwise, of any monies or anything of value to any government official (for purposes of this Agreement this term is defined to include any officer or employee of a government or any department, agency or instrumentality thereof,

(c)	or any public international organization, or any person acting in an official capacity for or on behalf of any such government or department, agency or instrumentality or for or on behalf of any such public international organization and any political party, official thereof or candidate for political office) of any country, for the purpose of: influencing any official act or decision by such official, person or party, or inducing such official, person or party to perform or omit any act in violation of his or its lawful duty,

(d)	or to secure any improper advantage, or inducing such official, person or party to use his or its influence with a government or any of its agencies or instrumentalities to affect or influence any act or decision of such government or agency or instrumentality in order to obtain, retain or direct business for, with or to any person or entity (any such payment is a “Prohibited Payment”).

The term Prohibited Payment as used herein does not include payments in modest amounts to government employees for the purpose of expediting and securing a routine administrative action ordinarily performed by such employees, provided the recipient of such service or action is entitled to receive such service or action and the payment is customary and appropriate in the country, provided, however, that Logistics Service Provider must secure advance written approval from [COMPANY NAME] for any such payments and must periodically report such payments to [COMPANY NAME] pursuant to the procedures established by [COMPANY NAME] (which include pre-approvals on a blanket basis).

The term “routine administrative action”, as used herein, refers to actions commonly performed by certain government officials, including, without limitation, obtaining permits, licenses, or other official documents in order to qualify to do business in a country; processing visas and work orders; providing police protection, mail pickup and delivery, customs and other inspections; providing phone and utility services; loading and unloading cargo and actions of a similar nature.

The term “routine administrative action” shall not refer to decisions by a governmental official related to the award or direction of new or continuing business to any person or entity;

(e)	Logistics Service Provider shall not offer or make any payment, loan or transfer of value to any director, officer, employee or agent of [COMPANY NAME] or of its actual or potential customers or suppliers, or offer to make any payment, loan or transfer of value on behalf of [COMPANY NAME] that is prohibited by any applicable law.

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(f)	It is the intent of the [COMPANY NAME] that no payments, loans or transfer of value shall be made that have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining or retaining business. Logistics Service Provider will ensure that no commission or fee is paid by Logistics Service Provider to any third party without [COMPANY NAME]’s prior, written approval.

(g)	Before any shareholder, officer, director or employee of Logistics Service Provider or any related party rendering services to [COMPANY NAME] becomes a government official (as defined in subparagraph (b) above) Logistics Service Provider shall notify [COMPANY NAME] for purposes of determining whether continued employment would be inconsistent with the representations and warranties set forth in this Section 17. [COMPANY NAME]’s determination on this question shall be binding.

(h)	In any case where Logistics Service Provider proposes to render services to [COMPANY NAME] by a related entity and a government official of the territory in which the services will be rendered has a financial interest in such entity, Logistics Service Provider will provide advance notification to [COMPANY NAME] for purposes of determining whether utilization of such entity would be inconsistent with the representations and warranties set forth in this Section 17. [COMPANY NAME]’s determination on this question shall be binding.

(i)	All expenses incurred shall be reported fully and accurately in the books and records of Logistics Service Provider and all such books and records showing expenses shall reflect the purpose of each expense and the recipient and the beneficiary of such expense, and that there will be written records of each and every service Logistics Service Provider performs on behalf of [COMPANY NAME].

(j)	To confirm compliance with the provisions of this Section 17, Logistics Service Provider shall answer in reasonable detail any questionnaires or other written or oral communications relating thereto from [COMPANY NAME], or from their outside auditors, attorneys or other designees, and shall also, upon request, make its books and records related to this provision available to [COMPANY NAME], or to its outside auditors, attorneys or other designees.

(k)	In the event that [COMPANY NAME] concludes that there has been a breach of the representations and warranties set forth in this Section 17, it may terminate this Agreement without further liability or obligation to pay any fees, which are associated with the activities that caused such breach.

18.	GLOBAL CONDITIONS

Logistics Service Provider also agrees to provide services to overseas subsidiaries or affiliates of [COMPANY NAME] in any non-[COUNTRY] trades in which Logistics Service Provider operates. These services shall be provided by Logistics Service Provider, or its subsidiaries or affiliates, pursuant to a separate agreement containing the same, or substantially the same, terms and conditions as this Agreement.

The rates in all such agreements, including this one, shall be calculated on the basis of [COMPANY NAME]’s total volumes handled by Logistics Service Provider, its subsidiaries and affiliates, throughout the world. Neither Logistics Service Provider nor [COMPANY NAME] shall be the guarantor of the performance of their respective subsidiaries and affiliates under these separate agreements, provided, however, that Logistics Service Provider shall be the guarantor of the rate obligations set forth in this Section.

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19.	NON-ASSIGNABILITY

The rights and obligations of this Agreement are personal to Logistics Service Provider and [COMPANY NAME] and this Agreement shall not be assignable or otherwise transferable by either party, in whole or in part, without the written consent of the other party, provided that [COMPANY NAME] shall have the right to assign this Agreement, in whole or in part, to any entity controlling, controlled by, or under common control with [COMPANY NAME].

20.	CONFIDENTIALITY

[COMPANY NAME] agrees to abide by the provisions set forth in any separately agreed confidentiality agreement between them. If no such separate agreement exists, they agree to abide by the following. As part of the business relationship between [COMPANY NAME] and Logistics Service Provider, Logistics Service Provider may be in, or come into, possession of information or data which is not available to the public and which constitute trade secrets, know-how, and confidential information or are otherwise considered secret by [COMPANY NAME] (hereinafter “Information”).

In consideration of the receipt of such Information and the benefits it receives under this Agreement, Logistics Service Provider agrees to maintain such Information in the utmost of confidence; to use such Information solely in connection with the business relationship created by this Agreement; and to take all measures necessary to protect such Information from disclosure.

21.	TERMINATION

(a)	This Agreement may be terminated by either party, with or without cause, upon [NUMBER] days written notice. Notwithstanding the above, either party may terminate this Agreement upon immediate written notice if the other party has failed to cure a material breach of this Agreement within [NUMBER] days following written notice thereof.

(b)	If a petition in bankruptcy is filed against Logistics Service Provider, or Logistics Service Provider becomes insolvent, makes a general assignment for the benefit of creditors or a proposal in bankruptcy, [COMPANY NAME] may terminate this Agreement immediately without notice and without further obligation.

22.	CONTINUING COOPERATION

Logistics Service Provider agrees that, in the event its services under this Agreement are terminated for any reason, it will provide full and complete cooperation to assure that [COMPANY NAME]’s cargo, data and documentation continue to be handled efficiently, safely and expeditiously during the transition of services to another service provider. In particular, and without affecting the generality of the foregoing, Logistics Service Provider agrees that it shall not delay the transportation of goods or transmission of data or documents, whether or not such goods, data or documentation are in its control or possession, during any such transition.

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23.	FORCE MAJEURE

(a)	Neither [COMPANY NAME] nor Logistics Service Provider shall be liable for damages for any delay or failure to perform any of the terms and provisions of this Agreement arising from causes beyond its control, including but not limited to, acts of God or public enemies, acts of civil or military authority, labor disputes, fires, riots, wars or conditions of war, embargoes, accidents, epidemics, floods or other unusually severe weather, closing or obstruction of highways, bridges or ferries, any of which have a material, substantial and adverse affect on either parties ability to perform pursuant to the terms of this Agreement.

(b)	The party claiming force majeure shall notify the other party within [NUMBER] hours of when it learns of the existence of such a condition and shall similarly notify the other within a period of two working days after the condition is remedied. If such condition of force majeure, however, is not remedied within [NUMBER] days, the unaffected party shall have the right to terminate this Agreement.

24.	HEADINGS

The headings contained herein are for reference purposes only and shall not be deemed to modify the text hereof.

25.	SEVERABILITY

In the event any phrase, clause, sentence, or other provision contained in this Agreement shall violate any applicable statute, ordinance, rule or [COUNTRY] law, such phrase, clause, sentence or provision shall be ineffective to the extent of such violation without invalidating any other provision of this Agreement.

26.	NOTICES

Notices hereunder shall by given by mail, postage prepaid, or via facsimile transmission, to the parties at the following addresses:

[COMPANY NAME]:	[COMPANY ADDRESS] & [FAX NUMBERS]

Logistics Service Provider:	[YOUR COMPLETE ADDRESS]
[YOUR FAX NUMBER]

27.	ENTIRE AGREEMENT

This Agreement and the attached Exhibits represent the entire understanding of [COMPANY NAME] and cannot be amended except in a writing signed by both parties. All prior discussions, understandings, negotiations and agreements are merged herein.

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28.	WAIVER

The failure of either party to insist in any one or more instances upon strict performance of any of the provisions of this Agreement or to take advantage of all of its rights hereunder shall not operate as a continuing waiver of any of its rights exercisable under this Agreement.

29.	PRECEDENCE

The terms of this Agreement, including its Exhibits, shall be superior to and take precedence over, any trading conditions, standard terms and conditions, or forms issued by Logistics Service Provider in the course of performing services under this Agreement and this Agreement and Exhibits shall govern in the event of a conflict. In the event of any conflict between this Agreement and any of the Exhibits to this Agreement, the terms of the Agreement shall prevail.

30.	SURVIVAL

The following provisions of this Agreement shall survive cancellation, termination, or expiration of the Agreement: 6, 8, 10, 12, 13, 14, 18, 20, 22, 23, 24 and 26.

31.	CURRENCY

Unless specified otherwise, all statements of or references to amounts in this Agreement are to lawful money of [COUNTRY].

IN WITNESS WHEREOF, each party to this agreement has caused it to be executed at [place of execution] on the date indicated above.

LOGISTIC SERVICES PROVIDER	COMPANY

Authorized Signature	Authorized Signature

Print Name and Title	Print Name and Title

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EXHIBIT A

AFFILIATE LISTING, STANDARD OPERATING PROCEDURES & SERVICE STANDARDS

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EXHIBIT B

RATES AND CHARGES

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EXHIBIT C

INVOICE FORMAT

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